UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*
IZEA Worldwide, Inc
(Name of Issuer),
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
46604H105
(CUSIP Number)
Paul Cowland, 3 More London, London, United Kingdom, SE1 2AQ,
+44 20 3966 7431
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
September 20, 2023
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant
 to which this Schedule is filed:
1Rule 13d.1(b)
?  Rule 13d.1(c)
?  Rule 13d.1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover
 page shall not be deemed to be .filed. for the purpose of
Section 18 of the Securities Exchange Act of 1934 (.Act.)
or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





CUSIP No. 46604H105

13G

Page 2 of 3 Pages











1.

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
 G10 Capital Limited



2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)    ?
(b)    ?


3.

SEC USE ONLY



4.

CITIZENSHIP OR PLACE OF ORGANIZATION
 United Kingdom









NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

5.

SOLE VOTING POWER

778,224


6.

SHARED VOTING POWER

00,000


7.

SOLE DISPOSITIVE POWER

778,224


8.

SHARED DISPOSITIVE POWER

00,000






9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

778,224


10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions)    ?



11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.02%


12.

TYPE OF REPORTING PERSON (see instructions)
 IA













CUSIP No. 46604H105

13G

Page 3 of 3 Pages





Item 1.

(a)
Name of Issuer
IZEA Worldwide, Inc





(b)
Address of Issuer?s Principal Executive Offices
1317 Edgewater Drive, Suite #1880, Orlando, FL 32804




Item 2.

(a)
Name of Person Filing
G10 Capital Limited





(b)
Address of the Principal Office or, if none, residence
3 More London, London, United Kingdom, SE1 2AQ





(c)
Citizenship
United Kingdom





(d)
Title of Class of Securities
Common Stock, par $0.0001





(e)
CUSIP Number
46604H105




Item 3. If this statement is filed pursuant to 00240.13d.1(b) or 240.13d.2(b) or (c), check whether the person filing is a:

(a)
?
Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).





(b)
?
Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).





(c)
?
Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).





(d)
?
Investment company registered under section 8 of the Investment
 Company Act of 1940 (15 U.S.C. 80a.8).





(e)
1
An investment adviser in accordance with 0240.13d.1(b)(1)(ii)(E);





(f)
?
An employee benefit plan or endowment fund in accordance with 0240.13d.1(b)(1)(ii)(F);





(g)
?
A parent holding company or control person in accordance with 0240.13d.1(b)(1)(ii)(G);





(h)
?
A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);





(i)
?
A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a.3);





(j)
?
Group, in accordance with 0240.13d.1(b)(1)(ii)(J).




Item 4.  Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.






(a)

Amount beneficially owned:  778,224 shares of common stock






(b)

Percent of class:  5.02% . The percentage used herein and in the rest of this Schedule 13G are calculated based upon 15,489,397 shares of Common Stock.






(c)

Number of shares as to which the person has:  778,224








(i)
Sole power to vote or to direct the vote  . 778,224








(ii)
Shared power to vote or to direct the vote  . 0








(iii)
Sole power to dispose or to direct the disposition of  . 778,224








(iv)
Shared power to dispose or to direct the disposition of  .0





Instruction. For computations regarding securities which represent a right to acquire an underlying security see
0240.13d.3(d)(1).
Item 5.  Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities,
check the following     ? .
Instruction. Dissolution of a group requires a response to this item.
Item 6. Ownership of More than Five Percent on Behalf of Another Person. Buttermere Deep Value Master Fund Limited
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Item 8.  Identification and Classification of Members of the Group.

Item 9.  Notice of Dissolution of Group.

Item 10.  Certification.





(a)

The following certification shall be included if the statement is filed pursuant to 0240.13d.1(b):








By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.







(b)

The following certification shall be included if the statement is filed pursuant to 0240.13d.1(c):








By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.












CUSIP No. 46604H105

13G

Page 3 of 3 Pages





    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 3, 2023
Date

Rachel Aldridge
Signature

Rachel Aldridge, Managing Director
Name/Title